EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands except ratios)

Three Months Ending 31-March-03
Earnings available for fixed charges:
Earnings (loss) before income taxes (1)	$9,273
Add: Equity loss of minority-owned companies	369
Add: Dividends received from investees under the equity method	928
Add: Minority interest expense in majority-owned subsidiaries	(114)
Add: Fixed charges before capitalized interest	17,475
Add: Amortization of capitalized interest	1,829

Total earnings available for fixed charges	$29,760

Fixed charges:
Interest expense	$12,708
Interest portion of rental expense	4,758
Amortization of discount related to indebtedness	9

Total fixed charges before capitalized interest	17,475
Capitalized interest	1,500

Total fixed charges	18,975

Ratio of earnings to fixed charges	1.57

(1)	Includes restructuring and impairment charges of $2.6 million ($1.6 million after-tax, or $0.01 per diluted share).